

INVEST IN **COCO NOIR WINE SHOP & BAR**

# The Bay Area and Oakland's 1st Women & BIPOC-Owned Wine Shop & Tasting Room

## LEAD INVESTOR

**Arno Hesse**  Slow Money investor

Alicia Kidd knows wine and its business. I learned about her extensive connections in such a relationship-driven sector. The wine industry and the SF East Bay community are ripe, if not overdue, for CoCo Noir's unique emphasis on women and BIPOC winemakers. Her plans are ambitious but grounded in a sound sense of realism. CoCo Noir is almost ready to open in on a very promising location in Oakland, which could serve as a launchpad to branch out even further. Every opening needs working capital for the initial take-off period.

**Invested $15,000 this round**

Learn about Lead Investors

coconoirwine.com   Oakland CA

| Main Street | Alcohol | Food | Wine |
| --- | --- | --- | --- |

Minority Owned

# Highlights

**1**  🍷 The 1st BIPOC/Women-owned Retail Wine Shop & Tasting Room in Oakland CA

**2**  🍷 Founder deeply rooted in the wine industry w/6 yrs of exp.-owns a Wine Import & Distribution Bus.

**3**  🍷 Online Wine Sales from 2020 to Date are $125K

**4**  🍷 Wine exp with diversified revenue streams including onsite, e-commerce, and a mobile app

**5**  🍷 Opening in Fall 2022 in the Black Arts Movement Business District in Downtown Oakland CA

**6**  🍷 Community & Social space to amplify and celebrate Women and BIPOC in the wine industry

**7**  🍷 Headquartered in a beautiful corner commercial space in a new 40-story luxury apartment building

**8**  🍷 Committed to offering equitable jobs with livable wages and employee ownership opportunities

# Our Team



### Alicia Kidd   Founder and Owner

With 5 years of wine entrepreneurship and industry experience, Alicia specializes in providing retail, distribution, wholesale, importing, and tech solutions for minority and



providing retail, distribution, wholesale, importing, and tech solutions for minority and women winemakers Founder, The Wine Noire and Wine Educator.

We chose our business model because we noticed a lack of diversity in the wine industry. We both came up with a solution to open a brick and mortar establishment that operates as a wine shop and eatery that will sell wines and tapas dishes by women and minority winemakers and chefs.



### Alfonso Dominquez  CoCo Noir Wine Shop - Hospital Adv & Gen Con

Alfonso is our lead Hospitality Advisor and General Contractor. He has 20 years of restaurant and bar ownership experience and experience building and designing new and existing brick & mortar spaces.



### Aminah Chefmimi Robinson  Board Advisor - Diversity Inclusion - Wine & Food

Aminah Robinson is CoCo Noir's Board of Advisor of our Food and Wine division. She will work with our CEO to source wines and foods. She is the owner of Chef Minilinc & Black Food & Wine Experience.

SEE MORE

# CoCo Noir Wine Shop & Bar

CoCo Noir Wine Shop & Bar is a woman and minority-owned urban Wine Shop, eatery, Tasting Room,  Event Space, and Online Store opening in Fall 2022 in downtown Oakland, CA. We are bringing equity and diversity to the wine industry by being the first shop to focus on Women and BIPOC winemakers. Our wines are hand selected by the founder, curated specifically to our customer's needs, and available to enjoy on-site. We view the customers' shopping and tasting experiences as paramount. Our in-store shop and online store are built to reflect the expectations of our clientele.

We cannot wait to welcome you to our space and community!









## Our Location

Our space is located in the heart of the Oakland Black Arts Movement Business District (BAMBD) in the ground floor of the Atlas building. We believe this beautiful corner location is a perfect fit for Coco Noir providing opportunity and support as we grow.

The BAMBD was created in 2016 and the organization with the same name was established to create, In the tradition of the Black Arts Movement, a Black culture-driven space dedicated to the growth, cultivation, and sustaining of Black livity, (good strong life.) The organization's (BAMBD, CDC) purpose is to advocate, organize, create, develop, implement, foster, and ensure the thriving of BAMBD, Oakland, CA through vigilant organizing, development of infrastructure, and the creation of mechanisms for stewardship and advocacy. Read more here.





**More reasons we love our location in the Atlas building:**

- Atlas is the largest residential building in Oakland's history - 633 units projected to house 1000 tenants

- Located in the Black Arts Movement & Business District - an ideal place for the Coco Noir mission

- Access to public transit - 12th Street BART station and Lake Merritt

- 3000 additional units under construction in a 5-block radius

- 50% of Oakland's 180K jobs are located in the downtown core including Square, Kaiser Permanente, Clorox, Pandora, Blue Shield of CA, and more!

## The space

We believe CoCo Noir will be the go place for great wine and bites for indoor and outdoor dining as well as private events. We are currently working on transforming the raw space into our vision of an upscale comfortable gathering place for our community to learn about and enjoy wine.

Update! Since signing our lease in the summer of 2021, the once raw space is now 80% completed – see attached

















# New Wine Economy - Wine meets tech - Introducing CoCo Noir Mobile App

In addition to being a new-age wine shop that offers premium wines from women winemakers, small producers, minority winemakers, tapas bites from local chefs, and private in-store and virtual tasting events, we will have our own Mobile App.

Our mobile app will be a digital epic center for the wine novice, wine enthusiast, wine aficionado, and wine connoisseur all in one. Our mobile app will have many features that offer the wine consumer and wine business consumer the opportunity to access CoCo Noir from their IOS and Andriod Cell phones.

The mobile app features will focus on two groups wine consumers and business consumers in the wine and food space. The wine consumer features will include access to the winemaker's directory, interactive discussion boards, rating/reviews/tasting notes options, and access to so much more.

The business consumer includes winemakers, sommeliers, wineshops, and chefs. The mobile app benefit offerings include personalizing profile options on our mobile app platform, access to additional marketing services, access to CoCo Noir's growing customer network, and so much more.

CoCo Noir Mobile App will monetize from different membership levels that we offer to our wine consumer and wine business consumers.





## NEW APP COMING SOON!

By combining the cafe and retail space with online sales and app subscriptions, we believe we are creating a new more sustainable business model for your local wine shop.

## The Investment

We are raising $250,000 and it will go towards finishing the build-out and to be able to open our doors in Fall 2022, hire an in-store staff of 8 people and livable wages, and Food, Wine, Beer, and Non-Alcoholic Food Inventory, and other business operating expenses.

This will be a community gathering place celebrating culture, community, and delicious wine. It will also be the foundation Coco Noir builds on in the years to come. We would love for you to be a part of our journey!

We are raising $250K to build out the Coco Noir Wine Shop space in Oakland. This will be a community gathering place celebrating culture, community, and delicious wine. It will also be the foundation Coco Noir builds on in the years to come. We would love for you to be a part of our journey!



